ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held March 17-19, 2010, the Board of Trustees for the Registrant voted to approve the following Investment Policy changes:

Vista Fund

The following policy has been added:

The fund may invest up to 20% of net assets in non-U.S. securities.

At a regular meeting held June 23-25, 2010, the Board of Trustees for the Registrant voted to approve the following Investment Policy change:

JHF II Funds

The Board approved the elimination of the nonfundamental investment restriction regarding the purchase of securities for the purpose of exercising control or management.